                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           The A Consulting Team, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   000881 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                     9/27/99
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule 13d-1(b)
|_| Rule 13d-1(c)
|X| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000881 10 2                 13G                      Page 2 of 5 Pages


        1          NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Shmuel BenTov

        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                     (b) |X|

        3          SEC USE ONLY

        4          CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

    NUMBER OF          5     SOLE VOTING POWER
     SHARES
   BENEFICIALLY              3,435,000 shares of Common Stock
    OWNED BY
      EACH             6     SHARED VOTING POWER
   REPORTING
  PERSON WITH                ---

                       7     SOLE DISPOSITIVE POWER

                             3,435,000 shares of Common Stock

                       8     SHARED DISPOSITIVE POWER

                             ---

        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,435,000 shares of Common Stock.  See Item 4

        10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                   CERTAIN SHARES *

        11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   62.6% of shares of Common Stock.  See Item 4

        12         TYPE OF REPORTING PERSON*

                   IN

CUSIP No. 000881 10 2                 13G                      Page 3 of 5 Pages


ITEM 1(a).        Name of Issuer:

                  The A Consulting Team, Inc.

ITEM 1(b).        Address of Issuer's Principal Executive Offices:

                  200 Park Avenue South
                  New York, New York  10003

ITEM 2(a).        Name of Person Filing:

                  Shmuel BenTov

ITEM 2(b).        Address of Principal Business Office or, if None, Residence:

                  200 Park Avenue South
                  New York, New York  10003

ITEM 2(c).        Citizenship:

                  United States

ITEM 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share (the "Common Stock").

ITEM 2(e).        CUSIP Number:

                  000881 10 2

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      |_|      Broker or Dealer registered under Section 15 of the
                           Exchange Act.
         (b)      |_|      Bank as defined in section 3(a)(6) of the Exchange
                           Act.
         (c)      |_|      Insurance Company as defined in section 3(a)(19) of
                           the Exchange Act.
         (d)      |_|      Investment Company registered under section 8 of the
                           Investment Company Act.
         (e)      |_|      An investment advisor in accordance with Rule
                           13d-1(b)(1)(ii)(E);
         (f)      |_|      An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);
         (g)      |_|      A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);
         (h)      |_|      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act;
         (i)      |_|      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the
                           Investment Company Act;
         (j)      |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         |_|

CUSIP No. 000881 10 2                 13G                      Page 4 of 5 Pages


ITEM 4.           Ownership.

         (a)      Amount Beneficially Owned:

                  As of September 30, 1999, Mr. BenTov may be deemed to beneficially own 3,435,000 shares of Common Stock, which includes 20,000 shares of Common Stock owned by Mr. BenTov's minor children for whom he acts as custodian.

         (b)      Percent of Class:

                  As of September 30, 1999, Mr. BenTov was the beneficial owner of an aggregate of 3,435,000 shares of Common Stock, which constituted approximately 62.6% of the 5,485,000 shares of Common Stock outstanding as of September 30, 1999.

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:

                        3,435,000 shares of Common Stock. See Item 4(a) above.

                  (ii)  Shared power to vote or direct the vote:

                        Not Applicable.

                  (iii) Sole power to dispose or to direct the disposition of:

                        3,435,000 shares of Common Stock. See Item 4(a) above.

                  (iv)  Shared power to dispose or to direct the disposition of:

                        Not Applicable.

ITEM 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable.

ITEM 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.

ITEM 8.           Identification and Classification of Members of the Group.

                  Not Applicable.

ITEM 9.           Notice of Dissolution of Group.

                  Not Applicable.

CUSIP No. 000881 10 2                 13G                      Page 5 of 5 Pages


ITEM 10.          Certification

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     10/7/99
                                       -----------------------------------
                                                      (Date)


                                               /s/ Shmuel BenTov
                                       -----------------------------------
                                                   Shmuel BenTov